Mail Stop 3561

April 26, 2007

Via Fax & U.S. Mail

Mr. Steve Ells, Chief Executive Officer
Chipotle Mexican Grill, Inc.
1543 Wazee Street, Suite 200
Denver, Colorado 80202

Re: **Chipotle Mexican Grill, Inc.**
        Form 10-K for the year ended December 31, 2006
        Filed February 23, 2007
        File No. 001-32731

Dear Mr. Ells:

We have reviewed your filing solely for the issues identified below and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2006

Notes to Consolidated Financial Statements, page 40
Note 6. Income Taxes, page 46

1.   Please explain in further detail why the consummation of the company's initial
        public offering and the subsequent disposition of the company by McDonalds
        resulted in the elimination of the deferred tax asset related to the post-acquisition
        net operating loss carry-forwards of $32,859 and alternative minimum tax credits
        of $918. Your response should also explain why the write-down of these deferred
        tax assets did not occur prior to the consummation of the initial public offering
        and the disposition transactions and should explain why these transactions were
        accounted for as a decrease to equity rather than as a charge to earnings.

2.   In addition, please explain how these adjustments to deferred tax assets and equity
        totaling $33,777 correspond to the $35,566 reduction to additional paid in capital
        and the $19,412 reduction to the tax receivable from McDonalds, for a net change
        in equity aggregating $(16,154) reflected in the consolidated statement of
        shareholders' equity on page 38 on the line item "tax sharing arrangement". We
        do not understand why there are differences between the decrease to equity and
        the amount of the decreases to deferred tax assets. Please advise or revise as
        appropriate to explain these differences.

3.   Also, please explain why the remaining receivable from McDonalds associated
        with the tax sharing agreement with McDonalds aggregating $8,783 was not
        settled in connection with the initial public offering and disposition of the
        remaining interest in the company by McDonalds. We may have further
        comment upon receipt of your response.

                                        ****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

Mr. Steve Ells
Chipotle Mexican Grill, Inc.
April 26, 2007
Page 3

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 with any
questions.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief